Exhibit 99.6

IMMEDIATE	2 April 2003

Royal & Sun Alliance Insurance Group plc Board Changes

Royal & Sun Alliance Insurance Group plc confirms the appointment today of Andy Haste as both Group Chief Executive Officer and main Group Board member. Mr Haste’s intended appointment was announced in December 2002.

Bob Gunn, who has been Acting Chief Executive, will today retire from the Board. He will retire from the Company at the end of September 2003.

–ENDS–